# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cinemark Holdings, Inc., CIK 0001385280
CUSIP: 17243V102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3900 DALLAS PARKWAY, Plano, Texas (TX), 75093
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001209191-07-064608
Filed by CIK 0001122239

## Reporting persons
- Lee Roy Mitchell: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,144,031; sole dispositive power 0; shared dispositive power 10,144,031; aggregate amount beneficially owned 10,144,031 (8.8% of the class)
  Comment: The figure in Item 11 is based upon 115,011,610 of Common Stock, par value $0.001 per share ("Common Stock") of Cinemark Holdings, Inc. (the "Issuer") outstanding as of April 25, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC") on May 2, 2025.
- Button Tree Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,724,836; sole dispositive power 0; shared dispositive power 5,724,836; aggregate amount beneficially owned 5,724,836 (5% of the class)
  Comment: The figure in Item 11 is based upon 115,011,610 of Common Stock of the Issuer outstanding as of April 25, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 2, 2025.
- Gary D. Witherspoon: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,144,031; sole dispositive power 0; shared dispositive power 10,144,031; aggregate amount beneficially owned 10,144,031 (8.8% of the class)
  Comment: The figure in Item 11 is based upon 115,011,610 of Common Stock of the Issuer outstanding as of April 25, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 2, 2025.
- The Mitchell Special Trust II: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,419,095; sole dispositive power 0; shared dispositive power 4,419,095; aggregate amount beneficially owned 4,419,095 (3.8% of the class)
  Comment: The figure in Item 11 is based upon 115,011,610 of Common Stock of the Issuer outstanding as of April 25, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 2, 2025.

## Item 1. Issuer
Name of issuer: Cinemark Holdings, Inc.
Address of issuer's principal executive offices: 3900 DALLAS PARKWAY Plano, TX, 75093

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of Lee Roy Mitchell, Button Tree Investments LLC, a Texas limited liability company ("Button Tree"), The Mitchell Special Trust II (the "Trust"), and Gary D. Witherspoon (collectively referred herein as the "Reporting Persons"). Button Tree and the Trust are the record and direct beneficial owners of the securities of the Issuer covered by this statement. Mr. Mitchell is the controlling member of, and may be deemed to beneficially own securities beneficially owned by, Button Tree. Mr. Witherspoon is the manager of, and may be deemed to beneficially own securities beneficially owned by, Button Tree. Each of Mr. Mitchell and Mr. Witherspoon are co-trustees of, and may be deemed to beneficially own securities beneficially owned by, the Trust. Button Tree disclaims beneficial ownership of the securities of the Issuer held by the Trust. The Trust disclaims beneficial ownership of the securities of the Issuer held by Button Tree.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of each of Mr. Mitchell, Button Tree, the Trust and Mr. Witherspoon is 2525 Knight St., Suite 425 Dallas, TX 75219.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement (filed herewith).

## Signatures
- Lee Roy Mitchell: /s/ Lee Roy Mitchell, Lee Roy Mitchell (08/14/2025)
- Button Tree Investments LLC: /s/ Gary D. Witherspoon, Manager (08/14/2025)
- Gary D. Witherspoon: /s/ Gary D. Witherspoon, Gary D. Witherspoon (08/14/2025)
- The Mitchell Special Trust II: /s/ Gary D. Witherspoon, Co-Trustee (08/14/2025)